Exhibit 99.3

Notice of Annual General Meeting 2006 and Explanation of Business

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, together with the form(s) of proxy as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee.

SIR DAVID CLEMENTI CHAIRMAN

PRUDENTIAL PLC
LAURENCE POUNTNEY HILL
13 April 2006	LONDON EC4R 0HH

Dear Shareholder

Annual General Meeting

This year’s Annual General Meeting is to be held in The Auditorium at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB on 18 May 2006 at 11.00am and the Notice of the Meeting is set out on pages 5 and 6 of this document.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary Resolution 1: Annual Report 2005

The business of the Meeting will begin with a resolution to receive the Annual Report in respect of the year ended 31 December 2005. Shareholders will have the opportunity to put any questions to the directors before the resolution is proposed to the Meeting.

Ordinary Resolution 2: Directors’ Remuneration Report

Shareholders will again have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2005.

The Report is set out in full on pages 46 to 57 of the Annual Report 2005. A summary is also contained on pages 31 to 33 of the Annual Review and Summary Financial Statement 2005. Alternatively, the report is obtainable on request from the Company Secretary at the Registered Office of the Company, or from the Company’s website, http://www.prudential.co.uk/prudential-plc/investors/financialreports/

Ordinary Resolutions 3 to 6: Re-election of directors

Under Prudential’s Articles of Association, all directors must retire as directors at least every three years, and at every Annual General Meeting at least one third of the current directors must retire by rotation. Brief biographical details of Michael McLintock, Mark Norbom, Kathleen O’Donovan and myself, who are recommended for re-election at this year’s Annual General Meeting, are included in Appendix 1 to this document and in the Annual Report 2005 and the Annual Review and Summary Financial Statement 2005.

Ordinary Resolution 7: Election of Mark Tucker as a director

Shareholders will be asked to elect Mark Tucker as an executive director following his re-appointment by the Board on 6 May 2005. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2005 and the Annual Review and Summary Financial Statement 2005.

Ordinary Resolution 8: Election of Nick Prettejohn as a director

Shareholders will be asked to elect Nick Prettejohn as an executive director following his appointment by the Board on 1 January 2006. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2005 and the Annual Review and Summary Financial Statement 2005.

Prudential plc

Laurence Pountney Hill, London, EC4R 0HH

Incorporated and registered in England and Wales. Registered Office as above, Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

Ordinary Resolution 9: Election of Lord Turnbull as a director

Shareholders will also be asked to elect Lord Turnbull as a non-executive director following his appointment by the Board with effect from 18 May 2006. The Board considers that Lord Turnbull, who has been a Life Peer of the House of Lords since 2005, having held a number of senior positions in the civil service, brings a wealth of valuable experience to the Board broadening its skill base. In addition to his career in the civil service, Lord Turnbull is also a non-executive director of Frontier Economics Ltd and The British Land Company PLC. Brief biographical details are included in Appendix 1 to this document.

Ordinary Resolutions 10 and 11: Re-appointment of auditor

Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s auditor until the conclusion of the next Annual General Meeting and to grant authority to the directors to determine its remuneration.

Ordinary Resolution 12: Declaration of final dividend for 2005

Shareholders will be asked to approve the payment of a final dividend of 11.02 pence per ordinary share in respect of the year ended 31 December 2005, as recommended by the directors. The dividend will be payable on 26 May 2006 to shareholders on the register of members at the close of business on the record date, 24 March 2006.

Ordinary Resolutions 13 and 14: Group Performance Share Plan and Business Unit Performance Plan

In 1995, shareholders approved an executive share plan under which awards cannot be made after March 2006. Shareholders will be asked to approve the establishment of the Group Performance Share Plan (Group PSP) and the Business Unit Performance Plan (BUPP), and to authorise the directors to implement the Group PSP and BUPP in the UK and other countries in which Prudential operates. A letter with attachments from the Chairman of the Remuneration Committee is annexed to the Notice of the Meeting, which explains the Group PSP and BUPP and summarises their principal provisions on pages 10 to 13. The letter also details internal guidelines relating to shareholding requirements for executive directors, which are being introduced to further align the interests of the directors with those of the shareholders.

Ordinary Resolutions 15 and 16: Increase of authorised ordinary share capital and renewal of authority to allot ordinary shares

It is proposed to increase the authorised ordinary share capital of the Company from £150,000,000 divided into 3,000,000,000 ordinary shares of five pence each, to £200,000,000 divided into 4,000,000,000 ordinary shares of five pence each (an increase of 33 per cent) to allow the Company greater flexibility to allot shares.

At the Annual General Meeting last year, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of this year’s Meeting includes a resolution to renew this authority.

On the basis that the resolution to increase the authorised share capital is passed, it is proposed to authorise the directors to allot ordinary shares up to a maximum nominal value of £40,360,000 (representing approximately 807 million ordinary shares in the Company), which represents approximately 33.33 per cent of the issued ordinary shares in the Company at 30 March 2006. The directors have no immediate plans to make use of this authority with the exception of the issue of further ordinary shares to fulfil the Company’s obligations under its various executive and employee share plans and under its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will replace the existing authority in respect of ordinary shares and will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 17: Renewal of authority for disapplication of pre-emption rights

At the Annual General Meeting last year, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited disapplication of Section 89 of the Companies Act 1985. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of this year’s Meeting includes a resolution to renew this authority.

This authority only extends (apart from rights issues and scrip dividends) to the issue of ordinary shares, including the sale of any ordinary shares held in treasury in accordance with the provisions of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003. As at 30 March 2006, the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6.05 million (representing approximately 121 million ordinary shares in the Company), which is approximately five per cent of the total issued ordinary share capital of the Company at 30 March 2006. As regards rights issues and scrip dividends, the directors believe that the procedure under Section 89 is unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. The directors have no immediate plans to make use of this authority with the exception of the issue of further ordinary shares to fulfil the Company’s obligations under its various existing and proposed executive and employee share plans and under its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 18: Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, shareholders are being asked in the resolution set out in the Notice of the Meeting to authorise the Company to make market purchases of its ordinary shares up to a maximum of 242 million ordinary shares (representing approximately 10 per cent of the Company’s issued share capital at 30 March 2006) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made. Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, companies are now permitted to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. Accordingly, if the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury stock, pursuant to the authority conferred by this resolution. If it opted for holding those shares as treasury stock, this would enable the Company to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base. The directors currently have no immediate plans to exercise this authority, which will expire at the conclusion of next year’s Annual General Meeting.

Recommendation

The directors consider that all the proposals described in this circular are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all proposed resolutions, as the directors intend to do in respect of their own beneficial holdings.

Annual General Meeting and action to be taken

If you are unable to attend and vote at the Annual General Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

(a)   by completing, signing and returning the enclosed Form of Proxy;

(b)   by logging onto www.sharevote.co.uk; or if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk; or

(c)   if you are a member of CREST, by using the CREST electronic proxy appointment service.

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our Registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Annual General Meeting and voting in person should you so wish.

The Notice of the Meeting is set out on pages 5 and 6.

Yours sincerely

Sir David Clementi
Chairman

Notice of Annual General Meeting

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169).

Notice is hereby given that the Annual General Meeting of the Company will be held in The Auditorium at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB on 18 May 2006 at 11.00am for the transaction of the following business:

Ordinary business

As ordinary business to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1.     To receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2005 with the Auditor’s Report thereon.

2.     To approve the Directors’ Remuneration Report for the year ended 31 December 2005.

3.     To re-elect as a director Sir David Clementi.

4.     To re-elect as a director Mr M G A McLintock.

5.     To re-elect as a director Mr M Norbom.

6.     To re-elect as a director Ms K A O’Donovan.

7.     To elect as a director Mr M E Tucker.

8.     To elect as a director Mr N E T Prettejohn.

9.     To elect as a director Lord Turnbull.

10.   To re-appoint KPMG Audit Plc as auditor until the conclusion of the next general meeting at which the Company’s accounts are laid.

11.   To authorise the directors to fix the amount of the auditor’s remuneration.

12.   To declare a final dividend of 11.02 pence per ordinary share of the Company for the year ended 31 December 2005, which shall be payable to shareholders who are on the register of members at the close of business on 24 March 2006.

Note: Subject to shareholder approval, the final dividend of 11.02 pence per ordinary share will be paid on 26 May 2006.

Special business

As special business to consider and, if thought fit, to pass the following resolutions (Resolutions 13 to 16 being proposed as ordinary resolutions and Resolutions 17 and 18 as special resolutions):

Ordinary resolutions

Group Performance Share Plan

Resolution 13

THAT the Group Performance Share Plan (Group PSP) the principal terms of which are summarised at Appendix 2a to this Notice and the rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the directors be authorised to do all acts and things which they may consider necessary or expedient to carry the Group PSP into effect including the making of any amendments to the rules as they may consider necessary or desirable.

Business Unit Performance Plan

Resolution 14

THAT the Business Unit Performance Plan (BUPP) the principal terms of which are summarised at Appendix 2b to this Notice and the rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the directors be authorised to do all acts and things which they may consider necessary or expedient to carry the BUPP into effect including the making of any amendments to the rules as they may consider necessary or desirable.

Increase in authorised ordinary share capital

Resolution 15

THAT the authorised ordinary share capital of the Company be increased from £150 million to £200 million by the creation of an additional one billion ordinary shares of five pence each.

Renewal of authority to allot ordinary shares

Resolution 16

THAT, subject to the passing of Resolution 15 and without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company’s ordinary shares shall be £40,360,000.

Special resolutions

Renewal of authority for disapplication of pre-emption rights

Resolution 17

THAT the directors be authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association (subject to Resolution 16 being passed) and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 13(b) is £6,050,000 and (ii) the authority conferred by this resolution shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.

Renewal of authority for purchase of own shares

Resolution 18

THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a)   the maximum aggregate number of ordinary shares hereby authorised to be purchased is 242 million;

(b)   the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)   the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; and

(d)   further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2007 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

All ordinary shares purchased pursuant to said authority shall be either:

(i)    cancelled immediately upon completion of the purchase; or

(ii)   held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

Other business

To transact any other business appropriate to be dealt with at an annual general meeting.

By order of the Board of Directors,

Peter Maynard
Company Secretary
Prudential plc
Laurence Pountney Hill
London EC4R 0HH

13 April 2006

Notes to Notice of Meeting

Entitlement to attend and vote and to appoint proxies.

Members’ attention is drawn to the Form of Proxy accompanying this Notice. Only the registered holders of fully paid shares are entitled to attend and vote at the Annual General Meeting (the Meeting). Proxies are only entitled to vote on a poll. To be entitled to attend and vote in respect of the number of shares registered in their name, shareholders must be entered on the register of members of the Company, pursuant to the Uncertificated Securities Regulations 2001, as at 6.00pm on 16 May 2006, or, if this Meeting is adjourned, on the register of members at 6.00pm two days prior to the date of any adjourned meeting. Changes to entries on the register after 6.00pm on 16 May 2006, or, if this Meeting is adjourned, changes to entries on the register of members after 6.00pm two days prior to the date of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting. A registered shareholder entitled to vote at the Meeting is entitled to appoint a proxy or proxies pursuant to the Company’s Articles of Association to attend and, on a poll, vote instead of the member; a proxy need not be a member of the Company.

A proxy may be appointed by any of the following methods:

•      completing and returning the enclosed Form of Proxy;

•      electronic proxy appointment by logging onto the Lloyds TSB Registrars’ website www.sharevote.co.uk Shareholders will need their Reference Number, Card ID and Account Number, printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on Company Meetings. Instructions are given on the website;

or

•      if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company’s Registrars no later than 11.00am on 16 May 2006.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 11.00am on 16 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the Company on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting for 15 minutes prior to and during the Meeting until its conclusion:

(a)   the register of directors’ interests;

(b)   copies of the service contracts and details of other benefits between the Group and the executive directors;

(c)   copies of letters of appointment and details of other benefits between the Company and the non-executive directors;

(d)   copy of the letter of appointment and details of other benefits between the Company and the Chairman;

(e)   the rules of the proposed Group Performance Share Plan; and

(f)    the rules of the proposed Business Unit Performance Plan.

Appendix 1 – Biographies of Directors Standing for Election and Re-election

Sir David Clementi MA FCA MBA

Chairman and Chairman of the Nomination Committee. Aged 57. Sir David Clementi has been Chairman of Prudential since 1 December 2002. In August 2005 he was appointed as President of the Investment Property Forum. In October 2003, he joined the FSA’s Financial Capability Steering Group, and in July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. In addition, Sir David is a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Mark Tucker ACA

Group Chief Executive. Aged 48. Mark Tucker was re-appointed as an executive director on 6 May 2005, on which date he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Michael McLintock

Executive director. Aged 44. Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

Mark Norbom

Executive director. Aged 48. Mark Norbom has been an executive director of Prudential and Chief Executive, Prudential Corporation Asia since January 2004. Previously, he was President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent 23 years with General Electric in various posts in the United States, Taiwan, Indonesia, Thailand and Japan.

Kathleen O’Donovan ACA

Independent non-executive director and member of the Audit Committee. Aged 48. Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She is a non-executive director and Chairman of the Audit Committees of EMI Group plc and Great Portland Estates PLC. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committee of the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

Nick Prettejohn

Executive director. Aged 45. Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since 1 January 2006. He is also a member of the Financial Services Practitioner Panel. Previously, he was Chief Executive of Lloyd’s of London from July 1999 until December 2005. He joined the Corporation of Lloyd’s in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd’s after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996 he became Managing Director of Lloyd’s Business Development Unit and in 1998 he also assumed responsibility for Lloyd’s North America business unit. Prior to his appointment to Lloyd’s he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners. He is also a board member of the Royal Opera House.

Lord Turnbull KCB CVO

Independent non-executive director. Aged 61. Andrew Turnbull will be appointed as an independent non-executive director of Prudential with effect from 18 May 2006. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in the summer of 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

Lord Turnbull is a non-executive director of Frontier Economics Ltd and The British Land Company PLC. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).

Appendix 2 – Letter from the Chairman of the Remuneration Committee

Dear Shareholder

I am writing to explain the Company’s proposals on remuneration for executive directors. These include the establishment of two new incentive plans for which shareholder approval is being sought. These plans will simplify and replace our existing arrangements. The new plans are:

•      A new Group incentive plan (the Group Performance Share Plan), in which all executive directors will participate.

•      A new business unit incentive plan (the Business Unit Performance Plan), in which the chief executives of each of our regional businesses will participate. The Group Chief Executive and the Group Finance Director will not participate in this plan.

We have recently consulted the Company’s largest shareholders and their representative bodies on the detailed terms of the proposals. We are grateful for shareholders’ comments and interest during this consultation process and the proposals reflect many of the comments made.

The proposals have the full support of the Remuneration Committee.

Background

The Company’s primary long-term incentive plan, the Restricted Share Plan (RSP) expired on 31 March 2006. In anticipation of this, the Company carried out a comprehensive remuneration review during the year, which confirmed the following key principles:

•      A high proportion of total remuneration will be delivered through performance-related reward;

•      the total remuneration package for each executive director will be set in relation to the relevant employment market;

•      a significant element of performance-related reward will be provided in the form of shares;

•      performance for business unit executives will be measured at both a business unit and Group level; and

•      performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward.

Following the review, shareholder approval is being sought for the establishment of the two new plans. I want to draw your attention to a number of other improvements to the executive directors’ arrangements which are also being proposed.

Key themes of the review

The key themes of the outcome of the review are as follows:

•      In developing the proposed amendments, we have sought to harmonise the pay framework across the executive team, and ensure that the balance of reward based on Group and business units performance is appropriate and consistent with our business stratey;

•      we have increased the proportion of reward paid in Prudential shares;

•      the comparator group and the performance measures in the incentive plans have been updated and improved;

•      we have established significant personal shareholding targets; and

•      importantly, there are no significant increases in the overall long-term incentive potential as a result of the new proposals.

The main features of the proposed new plans are set out in Appendices 2a and 2b of this document. These have been developed in the context of a review of the proposed remuneration policy as it applies to executive directors which is set out below. The remuneration of each executive director consists of basic salary, an annual bonus, long-term incentives and pension. Each of these components is described in turn.

Basic salary

In line with previous practice, the policy on basic salaries will be to review individual salaries with respect to the relevant market, taking into account total remuneration.

Annual bonus

Annual bonuses for 2006 will be based on a combination of Group and business unit financial measures and individual strategic targets set for each individual director.

Any bonus above target will be in the form of a share award. Receipt of these shares is deferred and the shares are normally only released after three years. During the deferral period, dividends accumulate for the benefit of award holders.

This structure has been in operation for a number of years and promotes the principle of supporting sustained long-term performance. This structure will be extended to the Chief Executive of Jackson National Life (JNL).

There is no proposed change to the target and maximum annual bonus awards for executive directors, other than for the Group Chief Executive, for whom it is proposed that the target annual incentive opportunity be increased from 50 per cent to 75 per cent of salary, and the maximum bonus from 110 per cent to 125 per cent of salary. This is designed to bring the total compensation opportunity for target performance closer towards median market practice for UK companies of comparable size and complexity.

The levels of annual incentive awards are set out as a percentage of salary below:

	Target	Maximum
	% of salary	% of salary

Group Chief Executive	75%	125%

Group Finance Director	50%	110%

Chief Executive, Prudential Corporation Asia	50%	110%

Chief Executive, JNL	100%	120%

Chief Executive, M&G	300%	500%

Chief Executive, Prudential UK & Europe	50%	110%

The Chief Executive of JNL will also continue to participate in the Jackson National Life bonus pool, which is geared to the profits of JNL.

Long term incentive arrangements

Group Performance Share Plan

Shareholder approval is being sought for the introduction of the new Group Performance Share Plan (Group PSP) to replace the RSP which expires this year.

The proposed new plan, in which all executive directors would participate, would deliver shares subject to performance measured over three years. To improve the alignment with our long-term shareholders’ interests, participants would normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The performance condition for the initial awards would be based on Total Shareholder Return (TSR) out-performance of an index comprised of peer companies. This approach, which focuses on returns above the index, is considered to be more robust than a rank-based approach when the number of comparator companies is relatively few. The approach also ensures that maximum vesting is only achieved if the Company out-performs the average comparator performance by a significant margin.

The comparator companies have been carefully selected to represent the international industry in which Prudential operates: Aegon; Allianz; Aviva; Axa; Friends Provident; Generali; ING; Legal & General; Manulife and Old Mutual. The Remuneration Committee would keep the group of companies under review.

TSR would be measured on a local currency basis. This approach is considered to have the benefits of simplicity and directness of comparison with the performance of the comparator companies.

Awards for the performance period commencing in 2006 would vest on the basis of the vesting schedule set out below:

TSR relative to the index	Percentage of award
at the end of the third year	that vests

Less than Index return	0%

Index return	25%

Index return x 110%	75%

Index return x 120%	100%

Vesting of the awards between each performance point is on a straight-line sliding scale basis.

Out-performance would be measured on a compound basis. For example, if the index is 100 at the start of the plan cycle and is 130 at the end of the cycle then in order for the awards to vest in full, Prudential’s TSR index over that period would need to have increased from 100 to 156 (i.e. 130 x 1.2).

This vesting schedule has been developed taking into account the TSR performance of the constituent members of the comparator group against the index, and set at levels which reference historical upper quartile performance.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period, and would adjust awards accordingly at its discretion.

Business Unit Performance Plan (Prudential UK & Europe, JNL, Prudential Corporation Asia)

Shareholder approval is also being sought for the introduction of the new Business Unit Performance Plan (BUPP). This plan provides a common framework under which awards would be made to the Chief Executives of Prudential UK & Europe, Jackson National Life and Prudential Corporation Asia to replace the existing incentive plans for these individuals.

The business incentives are an important part of our remuneration framework in that they promote ownership and encourage accountability for sustained long-term regional performance.

Previously, each of these executives had their own long-term incentive plan, denominated in cash. The introduction of a single plan structure significantly simplifies the current arrangements. Half of the awards will be denominated and delivered in shares; the remaining half would be paid in cash. The use of Prudential Group shares strengthens the alignment of interests with those of shareholders.

Awards under the proposed plan would be based on performance measured over three years. Participants would normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The performance condition for the awards under the BUPP would be based on growth in Shareholder Capital Value. This is the increase in shareholders’ capital and reserves on the European Embedded Value (EEV) basis (using the European Embedded Value Principles for reporting adopted by European insurance companies).

This measure has been chosen on the basis that it is transparent and reflects the creation of value for shareholders. Shareholder Capital Value will be based on the figure disclosed in the Annual Report, on a constant exchange rate basis for the relevant business and adjusted for capital injections and dividends in the period.

The growth parameters for the awards would be relevant to each region. For the initial awards under the BUPP, they are as follows:

	Compound annual growth
	in Shareholder Capital Value
Percentage of	over three years
award that vests	UK & Europe	JNL	Asia

0%	<8%	<8%	<15%

30%	8%	8%	15%

75%	11%	10%	22.5%

100%	14%	12%	30%

Vesting of the awards between each performance point is on a straight line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period, and would adjust awards accordingly at its discretion.

M&G

The compensation arrangements for the Chief Executive of M&G reflect the market in which this business operates. The elements of remuneration that relate to fund management, for example the M&G Chief Executive LTIP, will remain unchanged under the new proposals.

Proposed awards

As part of the review, consideration was given to the appropriate balance of long-term incentive between Group and business unit performance for the regional executives. The following framework was used in determining the proposed award levels for 2006:

Group Chief Executive & Group Finance Director	Group 100%

Chief Executive, Prudential Corporation Asia	Group 50% :
Business Unit 50%
Chief Executive, JNL	Group 50% :
Business Unit 50%

Chief Executive, Prudential UK & Europe	Group 50% :
Business Unit 50%
Chief Executive, M&G	Group 33% :
Business Unit 67%

The proposed awards for 2006 under the new plans are set out below. These maximum levels will be delivered only if the demanding performance conditions have been met, the achievement of which would represent significant value creation for shareholders.

The total long-term opportunity does not differ materially from the current level.

	Group	Business Unit
	Performance	Performance
	Share Plan	Plan *

Group Chief Executive	200%	N/A

Group Finance Director	160%	N/A

Chief Executive, Prudential Corporation Asia	140%	140%

Chief Executive, JNL	230%	230%

Chief Executive, M&G	100%	c.200%**

Chief Executive, Prudential UK & Europe	130%	130%

*              In the case of the Chief Executive of M&G, this is the M&G Chief Executive LTIP.

**           Estimated value.

Pension

Executive directors based in the UK will not be compensated for the effects of any change in their taxation position as a result of A-Day.

The Company’s pensions policy going forward is a simple salary supplement for executive directors of 25 per cent of salary. This would include, where relevant, any company contributions to the UK staff defined contribution pension plan, which directors would be eligible to join.

Where the arrangements for the current executive directors differ from the approach above, the current arrangements will be retained. No executive director has a defined benefit pension promise in excess of the current HM Revenue & Customs earnings cap or the equivalent scheme notional cap that will replace it after A-Day.

Shareholding guidelines

The Remuneration Committee is keen to encourage executive directors to build up significant shareholdings in the Company in order to provide further alignment with shareholders’ interests.

The shareholding guideline for each executive director would be as follows:

•	Group Chief Executive	2 x salary
•	Chief Executive, M&G	2 x salary
•	Other executive directors	1.5 x salary

Individuals would be encouraged to build up their shareholding over a five-year period (with an interim target of one times salary for all executives after three years).

Shares earned and deferred under the annual incentive plans are included in the guideline.

At least half of the shares released from long-term incentive awards after tax would be retained until the guideline has been met.

Conclusion

The Committee believes that the policy outlined above provides a remuneration framework which will support the strategy and success of Prudential, and is appropriate to the market. Improvements include increased transparency in terms of the measures used, greater simplicity and commonality in structures, improved definition of success at Group level and an increase in the focus on shares.

We recommend approval of the new executive remuneration policy and the establishment of the new Group Performance Share Plan and Business Unit Performance Plan at the Annual General Meeting of the Company on 18 May 2006.

Yours sincerely

Roberto Mendoza

Chairman of the Remuneration Committee

Prudential plc

Appendix 2a – Principal provisions of the Group Performance Share Plan

The principal features of the Group Performance Share Plan (Group PSP) are summarised in the following table:

ITEM	GROUP PERFORMANCE SHARE PLAN

Form of Award	Awards may be made in the form of:

• A nil cost option;

• conditional right over shares; or

• such other form that shall confer to the participant an equivalent economic benefit.

Participation	Awards may be made to executive directors and other Group employees at the discretion of the Committee.

Individual limits

The maximum individual aggregate award under the Group PSP and the Business Unit Performance Plan will be limited to 350 per cent of base salary in respect of any financial year for non-US participants and 550 per cent of salary for US participants. For the foreseeable future, the Company intends to operate the plans appreciably below these limits.

Corporate dilution limits	10 per cent in 10 years under all-employee plans. Five per cent in 10 years under discretionary plans.

Performance period	Not less than three years.

Re-testing	None.

Entitlement to dividends	Participants will normally be entitled to the value of reinvested dividends that would have accrued on the shares that vest.

Cessation of employment

The awards normally lapse. However the Committee may in its discretion allow for proportionate release in the event of death, injury or disability, retirement, the company or business for which he or she works being sold out of the Group, or for any other reason at the Committee’s discretion.

In normal circumstances, awards will be dependent on performance and time pro-rated.

Change of control	Awards may roll over or be released dependent on performance and time pro-rated.

Performance conditions	For awards to be made in 2006, relative TSR performance against an index of peer companies (see page 11 of this document for further details).

The Group PSP is governed by the plan rules, further details of which are set out below.

Administration

The Company’s Remuneration Committee is responsible for determining awards to, and administering the Group PSP with regard to executive directors. The Board (or a duly authorised committee thereof) is responsible for making awards to and administering the Group PSP with regard to all other employees. In the remainder of this Appendix, the term ‘the Committee’ will refer to the administering body that is responsible for the appropriate award depending on the participant.

Eligibility

Any employee of the Group, as well as any executive director who is required to devote substantially all of their time to the business of the Group, will be eligible to participate in the Group PSP at the discretion of the Committee.

Grant of awards

Awards may be granted in the six weeks following the date on which the Group PSP is adopted by the Company. Thereafter, awards may normally only be granted in the six weeks following the announcement by the Company of its results for any period, or following a change in the legislation relating to share plans or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee’s employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors and the Company’s Share Dealing Rules.

No awards may be granted later than 10 years after the approval of the Group PSP by shareholders.

Awards may take the form of:

•      An option to acquire ordinary shares in the Company at nil or nominal cost;

•      a conditional right over ordinary shares in the Company; or

•      such other form that shall confer to the participant an equivalent economic benefit.

Awards may be granted over newly issued shares, treasury shares and shares purchased in the market and held by an employee benefit trust established by the Company.

Awards granted under a nil or nominal cost option can be exercised no later than the 10th anniversary of the date of award (or such earlier date as determined by the Committee at award).

Awards under the Group PSP will not be pensionable. Awards are not transferable (other than on death) without the consent of the Committee. No payment will be required for the grant of an award.

Performance conditions

Awards will vest subject to the satisfaction of challenging conditions which will determine how much (if any) of the award will vest at the end of the performance period. The period over which performance will be measured shall not be less than three years.

The performance conditions will be designed to link reward to the achievement of stretching levels of performance and the creation of shareholder value. The performance period will normally start on the first day of the financial year in which the award is made.

Details of the performance conditions applied to awards made to executive directors will be set out in the Directors’ Remuneration Report each year. For 2006, awards to executive directors will vest depending on total shareholder return performance against an index of peer companies (as described on page 11 of this document).

The performance conditions may be varied in certain circumstances following the grant of an award so as to achieve the original purpose but not so as to make the achievement of the performance conditions any more or less difficult to satisfy.

Individual limits

For employees who are required to devote substantially all of their time to the business of the Group based in the US or such other jurisdictions as the Committee determines to be appropriate, the maximum award which may be granted under the Group PSP in respect of any financial year will be over shares worth 550 per cent of basic salary. For all other employees the maximum will be 350 per cent of basic salary. Awards granted under the Business Unit Performance Plan in respect of the relevant financial year shall be included in these limits.

Dilution limits

The maximum number of new issue shares that may be allocated under the Group PSP must not exceed the following limits:

a)     In any 10-year period, the aggregate number of new issue shares allocated under the Group PSP, when added to the number of new issue shares allocated under all other employee share plans operated by the Company must not exceed 10 per cent of the issued ordinary share capital of the Company from time to time; and

b)    in any 10-year period, the aggregate number of new issue shares allocated under the Group PSP, when added to the number of new issue shares allocated under all other discretionary employee share plans operated by the Company must not exceed five per cent of the issued ordinary share capital of the Company from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Leaving employment

A participant’s award will normally lapse unless he or she has remained in employment with the Group until after the end of the performance period.

The Committee may, however, allow exceptions where a participant leaves employment as a result of death, injury or disability, retirement, the company or business for which he or she works being sold out of the Group or for any other reason at the Committee’s discretion.

If a participant leaves as a result of death, injury or disability before the end of the performance period, the Committee may, in its discretion, decide the extent to which an award will vest having regard to the performance condition at date of leaving and the period of time that has elapsed since the award was granted.

In normal circumstances, if a participant leaves for reason of retirement the Committee may determine that the award should continue and the performance condition applicable to that award be measured in the usual way at the end of the performance period, scaled down on a time-apportioned basis.

If a participant leaves as a result of the company or business for which he or she works being sold out of the Group, in order to maximise shareholder value the Committee may, in its discretion, determine the extent to which awards vest or are carried forward in an appropriate form, taking account of the circumstances of the transaction, performance (of the Company and/or the performance condition) and the time elapsed.

In any other circumstance where the Committee decides to exercise its discretion on a participant leaving employment, the Committee may determine the timing of and extent to which an award may vest, normally having regard to the period of time that has elapsed since the award was granted and the performance condition measured from the start of the performance period to the date of departure or to the end of the three-year performance period.

Dividends

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares, unless at the time of an award the Committee determines otherwise.

Change of control or reconstruction

In the event of a change of control of the Company as a result of a takeover, reconstruction or winding up of the Company (not being an internal reorganisation), the Committee may require awards to be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards may vest and/or become exercisable taking into account the performance of the Company and the period of time which has elapsed since the date of the award having regard to the following table:

Proportion of performance	Proportion of award
period that has elapsed at	which is eligible for release
change of control	subject to performance

Less than 12 months	33%

12 months – 24 months	67%

More than 24 months	100%

As an alternative to early release, the Committee may permit participants to exchange their awards for new awards of shares in the acquiring company on a comparable basis.

Variations in share capital

Awards may be adjusted if there is a variation in the share capital of the Company such as a rights or bonus issue, or if the Company implements a demerger, or a special dividend, that would affect the value of awards.

Rights attaching to shares

Shares allotted or transferred under the Group PSP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). The Company will apply for the listing of any new shares allotted under the Group PSP.

Amendments

The Group PSP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the Group PSP, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the Group PSP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

Appendix 2b – Principal provisions of the Business Unit Performance Plan

The principal features of the Business Unit Performance Plan (BUPP) are summarised in the following table:

ITEM	BUSINESS UNIT PERFORMANCE PLAN

Form of award	Awards may take the form of a combination of cash or shares. For executive directors a minimum of half of the award will be denominated in ordinary shares in the Company.

Participation	Awards may be made to executive directors and other Group employees at the discretion of the Committee.

Individual limits

The maximum individual aggregate award under the BUPP and the Group Performance Share Plan will be limited to 350 per cent of base salary in respect of any financial year for non-US participants, and 550 per cent of base salary for US participants. For the foreseeable future the Company intends to operate the plans appreciably below these limits.

Corporate dilution limits	10 per cent in 10 years under all-employee plans. Five per cent in 10 years under discretionary plans.

Performance period	Not less than three years.

Re-testing	None.

Entitlement to dividends	Participants will normally be entitled to the value of reinvested dividends that would have accrued on shares that vest.

Cessation of employment

The awards normally lapse. However the Committee may in its discretion allow for proportionate release in the event of death, injury or disability, retirement, the company or business for which he or she works being sold out of the Group, or for any other reason at the Committee’s discretion.

In normal circumstances, awards will be dependent on performance and time pro-rated.

Change of control	Awards may roll over or be released dependent on performance and time pro-rated.

Performance conditions	For awards to be made in 2006, awards will vest based on the growth in Shareholder Capital Value on a European Embedded Value (EEV) basis (see page 12 of this document for further details).

The BUPP is governed by the plan rules, further details of which are set out below.

Administration

The Company’s Remuneration Committee is responsible for determining awards to, and administering the BUPP with regard to executive directors. The Board (or a duly authorised committee thereof) is responsible for making awards to and administering the BUPP with regard to all other employees. In the remainder of this Appendix, the term ‘the Committee’ will refer to the administering body that is responsible for the appropriate award depending on the participant.

Eligibility

Any employee of the Group, as well as any executive director who is required to devote substantially all of their time to the business of the Group, will be eligible to participate in the BUPP at the discretion of the Committee.

Grant of awards

Awards may be granted in the six weeks following the date on which the BUPP is adopted by the Company. Thereafter, awards may normally only be granted in the six weeks following the announcement by the Company of its results for any period, or following a change in the legislation relating to share plans or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee’s employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors and the Company’s Share Dealing Rules.

No awards may be granted later than 10 years after the approval of the BUPP by shareholders.

Awards may take the form of a combination of cash and ordinary shares in the Company. For executive directors, 50 per cent of the award will be denominated in ordinary shares, or such greater proportion as determined by the Committee.

The proportion of the award which is denominated in ordinary shares in the Company may take the form of:

•      an option to acquire ordinary shares in the Company at nil or nominal cost;

•      a conditional right over ordinary shares in the Company; or

•      such other form (including a cash award) that shall confer to the participant an equivalent economic benefit.

The awards may be granted over newly issued shares, treasury shares and shares purchased in the market and held by an employee benefit trust established by the Company.

Awards granted under a nil or nominal cost option can be exercised no later than the 10th anniversary of the date of award (or such earlier date as determined by the Committee at award).

Awards under the BUPP will not be pensionable. Awards are not transferable (other than on death) without the consent of the Committee. No payment will be required for the grant of an award.

Performance conditions

Awards will vest subject to the satisfaction of challenging conditions which will determine how much (if any) of the award will vest at the end of the performance period. The period over which performance will be measured shall not be less than three years.

The performance conditions will be designed to link reward to the achievement of stretching levels of performance and the creation of shareholder value in each business unit. The performance period normally will start on the first day of the financial year in which the award is made.

Details of the performance conditions applied to awards made to executive directors will be set out in the Directors’ Remuneration Report each year. For 2006, awards to executive directors will vest depending on the growth in Shareholder Capital Value on a ‘European Embedded Value’ (EEV) basis (as described on page 12 of this document).

The performance conditions may be varied in certain circumstances following the grant of an award so as to achieve the original purpose but not so as to make the achievement of the performance conditions any more or less difficult to satisfy.

Individual limits

For employees who are required to devote substantially all of their time to the business of the Group based in the United States or such other jurisdictions as the Committee determines to be appropriate, the maximum award which may be granted under the BUPP in respect of any financial year will be 550 per cent of basic salary.

For all other employees the maximum award will be 350 per cent of basic salary. Awards granted under the Group Performance Share Plan in respect of the relevant financial year shall be included in these limits.

Dilution limits

The maximum number of new issue shares that may be allocated under the BUPP must not exceed the following limits:

a)     In any 10-year period, the aggregate number of new issue shares allocated under the BUPP, when added to the number of new issue shares allocated under all other employee share plans operated by the Company must not exceed 10 per cent of the issued ordinary share capital of the Company from time to time; and

b)    in any 10-year period, the aggregate number of new issue shares allocated under the BUPP, when added to the number of new issue shares allocated under all other discretionary employee share plans operated by the Company must not exceed five per cent of the issued ordinary share capital of the Company from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Leaving employment

A participant’s award will normally lapse unless he or she has remained in employment with the Group until after the end of the performance period.

The Committee may, however, allow exceptions where a participant leaves employment as a result of death, injury or disability, retirement, the company or business for which he or she works being sold out of the Group or for any other reason at the Committee’s discretion.

If a participant leaves for reason of death, injury or disability before the end of the performance period, the Committee may, in its discretion decide the extent to which an award will vest having regard to the performance condition at the date of leaving and the period of time that has elapsed since the award was granted.

In normal circumstances, if a participant leaves for reason of retirement the Committee may determine that the award should continue and the performance condition applicable to that award will be measured in the usual way at the end of the performance period and scaled down on a time-apportioned basis.

If a participant leaves as a result of the company or business for which he or she works being sold out of the Group, in order to maximise shareholder value the Committee may, in its discretion, determine the extent to which awards vest or are carried forward in an appropriate form taking account of the circumstances of the transaction, performance (of the Company and/or the performance condition) and the time elapsed.

In any other circumstance where the Committee decides to exercise its discretion on a participant leaving employment, the Committee may determine the timing of and extent to which an award may vest having regard to the period of time that has elapsed since the award was granted and the performance condition measured from the start of the performance period to the date of departure or to the end of the three-year performance period.

Dividends

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares, unless at the time of an award the Committee determines otherwise.

Change of control or reconstruction

In the event of a change of control of the Company as a result of a takeover, reconstruction or winding up of the Company (not being an internal reorganisation), the Committee may require awards to be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards may vest and/or become exercisable taking into account the performance of the Company and the period of time which has elapsed since the date of the award having regard to the following table:

Proportion of performance	Proportion of award
period that has elapsed at	which is eligible for release
change of control	subject to performance

Less than 12 months	33%

12 months – 24 months	67%

More than 24 months	100%

As an alternative to early release, the Committee may permit participants to exchange their awards for new awards of shares in the acquiring company on a comparable basis.

Variations in share capital

Awards may be adjusted if there is a variation in the share capital of the Company such as a rights or bonus issue, or if the Company implements a demerger, or a special dividend, that would affect the value of awards.

Rights attaching to shares

Shares allotted or transferred under the BUPP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). The Company will apply for the listing of any new shares allotted under the BUPP.

Amendments

The BUPP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the BUPP, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the BUPP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill

London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

GH0B0052 04/2006